UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from                                   to

Commission file number:     1-15168

CERIDIAN CORPORATION
PERSONAL INVESTMENT PLAN

(Full title of the plan)

CERIDIAN CORPORATION

3311 East Old Shakopee Road

Minneapolis, MN  55425

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

Ceridian Corporation

Personal Investment Plan

Index to Financial Statements, Schedules, and Exhibits

Page Number
Financial Statements

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	4

Notes to Financial Statements - December 31, 2005 and 2004	5

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2005	9

Signature	10

Exhibits

Exhibit Index	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and

the Retirement Committee of

Ceridian Corporation:

We have audited the accompanying statements of net assets available for benefits of the Ceridian Corporation Personal Investment Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Minneapolis, Minnesota

June 16, 2006

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

(Dollars in thousands)

	2005	2004
Investments at fair value:

Ceridian Corporation common stock	$3,955	$3,780

Mutual funds	108,773	110,330

Loans receivable from participants	1,071	1,025

Total investments	113,799	115,135

Cash	2	—

Participant contributions receivable	108	109

Employer contributions receivable	61	60

Net assets available for benefits	$113,970	$115,304

See accompanying notes to financial statements.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2005 and 2004

(Dollars in thousands)

	2005	2004
Additions:
Additions to net assets attributed to:
Dividends	$4,472	$2,519
Interest	51	51
Net appreciation (depreciation) in fair value of investments including realized gains (losses)	3,707	9,921
	8,230	12,491
Contributions:
Participant	3,989	4,117
Employer	574	653
	4,563	4,770

Total additions	12,793	17,261

Deductions:
Benefits paid to participants	14,127	7,987

Net increase (decrease) before transfers	(1,334)	9,274

Net transfers from other plans	—	14

Increase (decrease) in net assets available for benefits	(1,334)	9,288

Net assets available for benefits:
Beginning of year	115,304	106,016
End of year	$113,970	$115,304

See accompanying notes to financial statements.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)           Summary of Significant Accounting Policies

(a)           Basis of Presentation and Use of Estimates

The accompanying financial statements of the Ceridian Corporation Personal Investment Plan, as amended (the “Plan”), have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

(b)           Custodian of Investments

Under the terms of a trust agreement between T. Rowe Price Trust Company (the “Trustee”) and Ceridian Corporation (the “Company”), the Trustee holds, manages and invests contributions to the Plan and income therefrom in funds selected by the Company’s Retirement Committee to the extent directed by participants in the Plan.  The Trustee carries its own banker’s blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

(c)           Investments

Investments are stated at fair value.  Investments in common stock are valued at closing prices published in the Consolidated Transaction Reporting System of the New York Stock Exchange.  Investments in mutual funds are valued at the net asset value of shares held by the Plan at year end. Loans receivable from participants are valued at their outstanding balances, which approximates fair value.  Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program.  Purchases and sales of securities are recorded on a trade date basis.  Dividends on mutual funds are recorded on the ex-dividend date.

(d)                                 Costs and Expenses

Fees paid by the Plan for investment management services are included as a reduction of the return earned on each mutual fund as described in the mutual fund prospectus and financial statements.

Costs and expenses of administering the Plan are paid by the Company and affiliated companies who have adopted the Plan (“Adopting Affiliates”).

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(e)                                  Risks and Uncertainties

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Also, at December 31, 2005 and 2004, approximately 3.5% and 3.3%, respectively, of the Plan's net assets available for benefits were invested in the Company's common stock. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.

(2)           Description of the Plan

The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which includes provisions under Section 401(k) of the Code allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions.  Only those employees of the Company and Adopting Affiliates who are U.S. citizens or resident aliens paid under the U.S. domestic payroll system and participate in the Company’s qualified defined benefit pension plan are eligible to participate in the Plan.  The Plan is administered by the Company through its Retirement Committee and through its Director of Executive Compensation. The Retirement Committee is appointed by the Chief Executive Officer of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder (“ERISA”).

(3)           Participant Accounts and Vesting

The Trustee maintains an account for each participant, including participant directed allocations to each investment fund.  Each participant’s account is credited with the participant’s contribution and allocation of any employer contribution, less loans and withdrawals, based on the direction of the participant and includes net return on the participant directed investments.  Participants are immediately vested in their contributions and employer contributions, including the net return thereon; therefore, there are no forfeitures.

(4)           Contributions

Participants may direct their employer to contribute to the Plan on their behalf through payroll deduction from 1% to 40% of their eligible compensation in any pay period, subject to certain limitations.  The Plan administrator, in accordance with the terms of the Plan, limited payroll deduction contributions on behalf of highly compensated participants to 10% of their eligible compensation in 2005.  In 2004, contributions by these participants were limited to 8% until March 31, 2004 and 9% thereafter.  The Code limited the total salary deferral contributions for any participant to $14,000 in 2005 and $13,000 in 2004 and provided that no participant may make annual deferral contributions to the Plan from salary in excess of $210,000 in 2005 or $205,000 in 2004.  These amounts are subject to periodic adjustment for increases in the cost of living in accordance with Treasury regulations.  Participants who were at least age 50 by the end of the

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

contribution year were permitted to make contributions in excess of the Code limits of up to $4,000 for 2005 and $3,000 for 2004.

The Company and Adopting Affiliates made basic monthly matching contributions totaling $574,000 in 2005 and $653,000 in 2004 and did not declare a year-end performance matching contribution for either year.  The basic monthly matching contributions were determined on the basis of 50% of a participant’s salary deferral contributions, up to a maximum of 3% of eligible compensation, and do not require the satisfaction of performance criteria.  The year-end performance-based matching contribution is at the discretion of the Company.

(5)           Withdrawals and Distributions

Participants who are still employed by the Company or one of its Adopting Affiliates may withdraw from their Plan account for “financial hardship,” as defined by federal regulations, for total disability, or if the participant is 59 1/2 years old.  Participants may also withdraw amounts that were rolled into the Plan from another qualified plan or IRA.  Distributions are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

(6)           Loans

Participants may borrow up to 50% of their salary deferral contributions, rollover amounts and related investment earnings.  Any loan must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made.  Participants may not have more than two loans outstanding.  The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks.  Each loan is approved by the Plan administrator or a delegate, and the Trustee maintains a loan receivable account for any participant with an outstanding loan.

(7)           Income Tax Status

The Plan received a favorable determination letter regarding the Plan’s tax qualification dated June 17, 2004 from the Internal Revenue Service stating that the Plan was qualified under the provisions of Section 401(a) of the Code, and that the trust established thereunder was thereby exempt from federal income taxes under Section 501(a) of the Code.  The Company believes the Plan continues to operate in compliance with the applicable requirements of the Code.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

 (8)          Party-in-interest

The Trustee is a party-in-interest with respect to the Plan.  In the opinion of the Trustee and the Company, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under Section 408(b) of ERISA.

The Plan holds shares of Ceridian Corporation common stock and records realized gain or loss and net unrealized appreciation or depreciation on these securities.

(9)           Investments

The following table presents individual investment programs whose carrying values represent 5% or more of the Plan’s net assets available for benefits at the end of each of the respective years (dollars in thousands):

	2005	2004
T. Rowe Price Capital Appreciation Fund	$7,700	$7,812
T. Rowe Price Equity Income Fund	29,281	30,954
T. Rowe Price Equity Index Trust Fund	6,542	7,101
T. Rowe Price New Horizons Fund	21,855	22,540
T. Rowe Price Small-Cap Value Fund	7,967	8,083
T. Rowe Price Summit Cash Reserves Fund	12,335	12,896
PIMCO Total Return Fund	7,590	6,874

The following table presents the net appreciation (depreciation) on fair value of investments including realized gains (losses) for each major class of the of the Plan’s investments for each of the respective years (dollars in thousands):

	2005	2004
Ceridian Corporation Common Stock	$1,131	$(561)
Mutual Funds	2,576	10,482
Total	$3,707	$9,921

(10)         Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the plan or discontinue contributions with respect to any one or more participating employers.  Full distribution of each account may be made to participants by lump sum payment.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

(Dollars in thousands)

	Shares or		Current
Description	Face Value	Cost	Value

Ceridian Corporation Common Stock*	159,169	$2,244	$3,955

Mutual Funds
T. Rowe Price New Horizons Fund*	688,560	14,663	21,855

T. Rowe Price Capital Appreciation Fund*	383,837	6,134	7,700

T. Rowe Price Equity Index Trust Fund*	182,680	5,351	6,542

T. Rowe Price Balanced Fund*	252,933	4,331	5,001

T. Rowe Price Equity Income Fund*	1,129,666	24,707	29,281

T. Rowe Price Small-Cap Value Fund*	215,861	5,449	7,967

T. Rowe Price Summit Cash Reserves Fund*	12,335,198	12,335	12,335

T. Rowe Price International Discovery Fund*	54,717	1,678	2,263

T. Rowe Price Science & Technology Fund*	50,588	1,200	990

Janus Growth and Income Fund	69,151	2,180	2,490

UBS International Equity	464,793	3,888	4,759

PIMCO Total Return Fund	722,858	7,590	7,590

Loans Receivable from Participants (range of interest rates 4.00% to 9.50%)*			1,071

		$91,750	$113,799

*Represents party-in-interest.

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

Date: June 19, 2006

By:	Ceridian Corporation Retirement Committee
its Named Fiduciary

By:	/s/ David B. Kuhnau
David B. Kuhnau
Secretary of the Ceridian Corporation
Retirement Committee
Vice President and Treasurer
of Ceridian Corporation

EXHIBIT INDEX

Exhibit	Description	Code

23.01	Consent of Independent Registered Public Accounting Firm	E

Legend:   (E)   Electronic Filing